Exhibit 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows that such information is inaccurate.

Dated: July 5th, 2016.

/s/ Chin Kyu Huh
Chin Kyu Huh

ILJIN LIFE SCIENCE CO., LTD.

By:	/s/ Chin Kyu Huh
Name: Chin Kyu Huh
Title: Chief Executive Officer

ILJIN SNT CO., LTD.

By:	/s/ Gyu Oan Choi
Name: Gyu Oan Choi
Title: Chief Executive Officer